Exhibit 99.5

Fortuna reports consolidated financial results for the third quarter 2020

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, November 12, 2020: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported net income of $13.1 million, adjusted EBITDA of $42.2 million, and free cash flow from ongoing operations of $30.1 million for the third quarter of 2020.

Jorge A. Ganoza, President and CEO, commented, “We have reported a record breaking quarter in sales and free cash flow as we continue to capitalize on the current metals price environment through solid production results and cost containment measures.” Mr. Ganoza continued, “At Lindero, the ramp-up phase is progressing with first gold pour achieved in October.” Mr. Ganoza concluded, “We remain on track for commercial production at Lindero in the first quarter of 2021.”

Third quarter 2020 highlights

•	Sales of $83.4 million, compared to $61.3 million in Q3 2019
•	Net income of $13.1 million, compared to net loss of $7.7 million in Q3 2019
•	Adjusted net income[1] of $16.1 million, compared to $1.9 million in Q3 2019
•	Adjusted EBITDA[1] of $42.2 million, compared to $19.2 million in Q3 2019
•	Free cash flow from ongoing operations[1] of $30.1 million, compared to $10.6 million in Q3 2019
•	Silver and gold production of 2,127,746 ounces and 12,791 ounces, respectively

Note:

1.	Refer to non-GAAP financial measures and Forward-Looking Statements at the end of this news release

Third quarter COVID-19 related impacts on operations

The COVID-19 pandemic continues to impact economies around the world and our operations. In response to the pandemic, the Governments of Mexico, Peru and Argentina implemented measures to curb the spread of COVID-19, which included among others, the closure of international borders, temporary suspension of all non-essential activities, and the declaration of mandatory quarantine periods. Certain of these measures have either been eliminated or relaxed during the third quarter.

The Company is managing the necessary country-by-country restrictions in order to assist in the protection of those most vulnerable. At each of our mine sites, health protocols are in place for control, isolation and quarantine, as necessary, and these continue to be reviewed and adjusted accordingly based on the circumstances at each location. Operations at the Caylloma Mine were temporarily suspended for a 21-day period in July to among other things sanitize and disinfect the mine and make infrastructure improvements to accommodate social distance guidelines. As a result of the shutdown, approximately $0.9 million has been recorded as care and maintenance costs.

In April 2020, the Company withdrew its production and cost guidance for the year until further notice due to the uncertainties related to the impact caused by COVID-19 constraints on the Company's business and operations (refer to Fortuna news release dated April 2, 2020).

Third Quarter 2020 Consolidated Results

	Three months ended		Nine months ended
Consolidated Metrics	September 30,		September 30,
(Expressed in $ millions except per share information)	2020	2019	2020	2019
Sales	83.4	61.3	175.5	188.2
Mine operating income	42.1	16.7	63.3	61.1
Operating income (loss)	28.5	(1.5)	29.0	25.2
Net income (loss)	13.1	(7.7)	2.9	4.8
Earnings (loss) per share - basic	0.07	(0.05)	0.02	0.03

Adjusted net income[1]	16.1	1.9	8.9	17.5
Adjusted EBITDA[1]	42.2	19.2	67.8	70.2
Net cash provided by operating activities	45.5	18.2	62.1	45.3
Free cash flow from ongoing operations[1]	30.1	10.6	44.5	28.2
Capex
Sustaining	4.9	4.0	10.6	13.7
Non-sustaining	-	0.8	0.2	1.7
Lindero	9.9	68.5	36.2	161.5
Brownfields	1.0	1.0	2.9	3.9

	Sept 30, 2020	Dec 31, 2019
Cash and cash equivalents	85.2	83.4

Note:

1. Refer to Non-GAAP financial measures and Forward Looking Statements at the end of this news release

Sales for the three months ended September 30, 2020 were $83.4 million, a 36% increase from the $61.3 million reported in the same period in 2019 driven by higher silver and gold prices of 44% and 29%, along with increased volume of silver and gold ounces sold of 9% and 12%, respectively.

Operating income for the three months ended September 30, 2020 was $28.5 million, an increase of $30.0 million from a $1.5 million operating loss reported in the same period in 2019. The operating loss in 2019 was impacted by an $8.3 million foreign exchange loss related to the VAT construction receivable in Argentina. Excluding the effect of foreign exchange, our higher operating income in the third quarter was driven by higher precious metal prices and higher volumes of silver and gold ounces sold despite a 21-day shutdown that lowered sales volume at the Caylloma Mine. Other factors increasing operating income were lower cash production costs, and lower exploration and evaluation costs of $1.4 million, which were partially offset by higher share-based payment expense of $2.2 million. The Company’s increased share price performance during this quarter directly impacted the value of our cash-settled share awards.

Net income for the three months ended September 30, 2020 was $13.1 million, a $20.8 million increase over the $7.7 million net loss reported in the same period in 2019. The effective tax rate for the quarter was 53% which reflects a negative impact of approximately 7 percentage points derived from the devaluation of the Mexican peso.

Free cash flow from ongoing operations for the three months ended September 30, 2020 was $30.1 million compared to $10.6 million in the same period in 2019. Net cash provided by operating activities for the quarter increased $27.3 million to $45.5 million.

Capital resources and liquidity

Total liquidity available to the Company as of September 30, 2020 was $140.0 million, which includes $55.0 million of available credit under our $150.0 million credit facility. At the end of the quarter, the Company had cash and cash equivalents of $85.2 million (December 31, 2019: $83.4 million).

Third Quarter 2020 Consolidated Results

San Jose Mine, Mexico

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Mine Production
Tonnes milled	255,226	267,998	662,203	795,656
Average tonnes milled per day	2,934	3,046	2,518	3,025

Silver
Grade (g/t)	254	219	232	253
Recovery (%)	92	91	92	91
Production (oz)	1,917,540	1,709,125	4,516,790	5,865,843
Metal sold (oz)	1,884,940	1,706,678	4,503,736	5,880,888
Realized price ($/oz)	24.87	17.33	20.04	15.81

Gold
Grade (g/t)	1.52	1.40	1.42	1.60
Recovery (%)	92	91	91	90
Production (oz)	11,425	10,942	27,709	36,886
Metal sold (oz)	11,317	10,886	27,797	36,861
Realized price ($/oz)	1,921	1,487	1,752	1,365

Unit Costs
Production cash cost ($/t)	67.62	70.53	68.53	69.40
Production cash cost ($/oz Ag Eq)[1,2]	6.97	7.67	7.17	6.71
Unit net smelter return ($/t)	255.64	161.83	196.93	168.67
AISC ($/oz Ag Eq)[1,2]	12.00	10.77	11.32	9.60

Notes:

[1]	Production cash cost Ag Eq and AISC Ag Eq are calculated using realized metal prices for each period, respectively
[2]	Production cash cost, production cash cost Ag Eq, and AISC Ag Eq are non-GAAP financial measures; refer to non-GAAP financial measures in the associated MD&A for a description and calculation of these measures

Quarterly Results

The San Jose Mine produced 1,917,540 ounces of silver and 11,425 ounces of gold during the third quarter of 2020, which represents a 12% and 4% increase over the comparable quarter in 2019. The increase was due primarily to higher silver and gold head grades of 16% and 9%, respectively.

Cash cost per tonne for the three months ended September 30, 2020 decreased 4% to $67.62 per tonne compared to $70.53 per tonne in the same period in 2019. The decrease in cash cost per tonne is mainly due to lower mine preparation costs compared to the same period in the prior year. Mine preparation in 2020 is in line with plan.

All-in sustaining cash cost per ounce of payable silver equivalent was $12.0 for the quarter compared to $10.77 for the comparable period in 2019, due mainly to higher royalties and worker participation expenses related to higher sales and profits.

Caylloma Mine, Peru

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Mine Production
Tonnes milled	107,002	134,338	373,915	398,037
Average tonnes milled per day	1,189	1,493	1,530	1,496

Silver
Grade (g/t)	74	64	70	65
Recovery (%)	83	82	83	83
Production (oz)	210,206	228,168	704,190	692,005
Metal sold (oz)	217,281	224,504	704,843	695,836
Realized price ($/oz)	24.96	17.12	19.27	15.84

Lead
Grade (%)	3.15	2.68	2.94	2.67
Recovery (%)	90	90	87	91
Production (000's lbs)	6,702	7,157	21,201	21,305
Metal sold (000's lbs)	6,884	7,069	21,196	21,410
Realized price ($/lb)	0.86	0.92	0.82	0.90

Zinc
Grade (%)	4.93	4.35	4.58	4.31
Recovery (%)	89	89	88	90
Production (000's lbs)	10,313	11,518	33,110	33,986
Metal sold (000's lbs)	10,628	11,615	32,999	33,807
Realized price ($/lb)	1.07	1.06	0.98	1.18

Unit Costs
Production cash cost ($/t)	82.55	93.03	79.20	86.25
Production cash cost ($/oz Ag Eq)[1,2]	15.28	12.78	14.28	10.69
Unit net smelter return ($/t)	162.82	132.06	119.79	137.71
AISC ($/oz Ag Eq)[1,2]	19.37	15.78	17.15	13.97

Notes:

[1] Production cash cost Ag Eq and AISC Ag Eq are calculated using realized metal prices for each period respectively
[2] Production cash cost, production cash cost Ag Eq, and AISC Ag Eq are non-GAAP financial measures; refer to non-GAAP financial measures in the associated MD&A for a description and calculation of these measures

Quarterly Results

The Caylloma Mine produced 6.7 million pounds of lead and 10.3 million pounds of zinc during the third quarter of 2020, which were 6% lower and 10% lower than the 7.2 million pounds of lead and 11.5 million pounds of zinc produced in the same period in 2019. The lower production was due to lost production from a 21-day shutdown of the mine in early July to sanitize and disinfect the mine following the sudden death of a contractor’s employee. Lead and zinc head grades were 18% and 13% higher than in the same period in 2019. Silver production for the third quarter totaled 210,206 ounces with an average head grade of 74 g/t compared to the 228,168 ounces produced with an average head grade of 64 g/t in the same period in 2019. The Company incurred $0.9 million of costs during the 21-day shutdown of the mine and have been reported as care and maintenance costs.

Cash cost per tonne of processed ore for the three months ended September 30, 2020 was $82.55, which was 11% lower than the $93.03 cash cost per tonne in the same period in 2019. The lower cash cost per tonne was due to lower mine preparation as a result of cost-cutting efforts related to Covid-19. Cash costs incurred during the shutdown were reported as care and maintenance costs.

All-in sustaining cash cost per ounce of payable silver equivalent was $19.37 for the quarter compared to $15.78 for the comparable period in 2019, due to the impact of the 21-day voluntary suspension at the mine site in July.

Lindero Mine Update

Construction at the Lindero open pit heap leach gold mine located in Salta Province, Argentina is substantially complete as at September 30, 2020. On October 20, 2020, the Company announced the first gold pour of 728 ounces (refer to Fortuna news release dated October 20, 2020) as the mine ramps up towards commercial production in the first quarter of 2021.

The following table summarizes the spending on construction and preproduction related costs at the Lindero Mine for the nine months ended September 30, 2020:

	Cumulative to	Nine months ended
(Expressed in $ millions)	December 31, 2019	September 30, 2020	Total
Construction capital expenditures	268.2	36.2	304.4
Contractor advances and deposits on equipment, net of transfers	10.5	(7.2)	3.3
Total Construction Spending	278.7	29.0	307.7
Preproduction costs	8.0	23.3	31.3
Spare parts, supplies and materials inventory	6.2	11.7	17.9
Other costs [1]	4.5	1.2	5.7
Total Lindero Mine Costs	297.4	65.2	362.6

Note:

1.	Consists of Argentina financial transaction taxes, deposits and other costs

There were $15.2 million of construction trade payables outstanding as at the end of the third quarter.

During the third quarter of 2020, a total of 675,000 tonnes of ore have been placed on the leach pad averaging 0.83 g/t gold, containing an estimated 17,980 ounces of gold (refer to Fortuna news release dated October 14, 2020). Average gold head grade of ore placed on the leach pad is below budget of 1.00 g/t to 1.10 g/t (refer to Fortuna news release dated May 8, 2020). The lower average head grade is due to COVID-19 related restrictions which delayed the start of mining activities and limited the access to high-grade ore from the pit and resulted in the shortfall being sourced from the medium grade stockpile.

From the commencement of mining operations in September 2019 (refer to Fortuna news release dated September 13, 2019) to the end of the third quarter 2020, a total of 2.3 million tonnes of mineralized material averaging 0.61 g/t Au, containing 45,700 ounces of gold has been extracted from the pit. Of this amount, 1.6 million tonnes averaging 0.52 g/t Au, containing an estimated 27,500 ounces of gold has been stockpiled, with the remaining 682,000 tonnes averaging 0.83 g/t Au, containing 18,200 ounces sent to the crushers. (refer to Fortuna news release dated October 14, 2020).

Management confirms the reconciliation of the material movements from the pit for the third quarter of 2020 as satisfactory and indicates a good correlation between the grade control model versus the Mineral Reserve block model with differences of less than five percent for tonnes, grade and ounces (refer to Fortuna news release October 14, 2020).

Management has updated the production forecast for Lindero in 2020 and estimates between 13,000 to 15,000 ounces of gold doré will be produced (refer to Fortuna news release dated May 8, 2020). The new forecast considers the following operational issues which were encountered during commissioning and ramp-up activities:

•	Despite placing 93% of planned gold ounces on the leach-pad as at the end of October, the adoption of an advance stacking sequence limited the Company’s ability to implement an early irrigation strategy as per the original plan. This issue will be resolved in mid-November when the conveyor stacking system is commissioned, and a retreat stacking sequence is implemented which will accelerate the irrigation process.

•	Additional time has been allocated to the commissioning and ramp-up schedule of the HPGR-Agglomeration-Stacking system during November and December due to the challenges and limitations of completing these activities under COVID-19 related restrictions. This will result in a reduction of contained gold ounces placed on the leach-pad for the two months from 38,000 ounces to 24,000 ounces.

•	The shortfall of gold ounces placed on the leach pad in November and December along with the placement of a greater quantity of coarser crushed material due to the extended commissioning of the HPGR has a compound effect on reducing gold doré production.

Qualified Person

Eric Chapman, Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Non-GAAP Financial Measures

The following tables represent the calculation of certain non-GAAP financial measures as referenced in this news release.

Reconciliation to Adjusted Net Income for the three and nine months ended September 30, 2020 and 2019

(Expressed in $ millions)	Q3, 2020	Adjust.	Q3 2020 Adjusted	Q3, 2019	Adjust.	Q3, 2019 Adjusted
Sales	83.4	-	83.4	61.3	-	61.3
Cost of sales	41.4	(0.0)	41.4	44.6	0.1	44.7
Mine operating income	42.1	0.0	42.1	16.7	(0.1)	16.6
General and administration	9.0	0.0	9.0	6.9	0.0	7.0
Exploration and evaluation	0.1	-	0.1	1.5	-	1.5
Share of loss from associates	0.0	(0.0)	-	0.0	(0.0)	-
Foreign exchange loss	3.6	(3.3)	0.3	8.4	(8.2)	0.2
Other expenses, net	0.9	0.0	0.9	1.2	(1.3)	(0.1)
Operating income (loss)	28.5	3.3	31.8	(1.5)	9.5	8.0
Interest income and finance costs, net	(0.4)	0.1	(0.4)	(0.1)	0.1	0.0
Income before taxes	28.1	3.4	31.4	(1.5)	9.6	8.0
Income tax expense	15.0	0.4	15.4	6.2	(0.0)	6.2
Net income (loss) and adjusted net income	13.1	3.0	16.1	(7.7)	9.6	1.9

Note: Certain figures may not add due to rounding and certain comparative figures have been reclassified to conform to the current year presentation

(Expressed in $ millions)	Q3 2020 YTD	Adjust.	Q3 2020 YTD Adjusted	Q3 2019 YTD	Adjust.	Q3 2019 YTD Adjusted
Sales	175.5	-	175.5	188.2	-	188.2
Cost of sales	112.2	0.1	112.3	127.1	0.2	127.3
Mine operating income	63.3	(0.1)	63.2	61.1	(0.2)	61.0
General and administration	22.9	0.1	23.0	20.4	0.1	20.5
Exploration and evaluation	0.6	-	0.6	2.0	-	2.0
Share of loss from associates	0.1	(0.1)	-	0.2	(0.2)	-
Foreign exchange loss	7.5	(9.2)	(1.8)	11.9	(10.5)	1.4
Other expenses, net	3.1	(0.2)	2.8	1.5	(1.3)	0.2
Operating Income	29.0	9.4	38.5	25.2	11.7	36.9
Investment income	3.3	(3.3)	-	-	-	-
Interest income and finance costs, net	(1.1)	0.2	(0.9)	(0.0)	0.3	0.3
Gain (loss) on derivatives	-	-	-	(1.2)	2.6	1.4
Income before taxes	31.2	6.2	37.6	23.9	14.6	38.5
Income tax expense	28.3	0.4	28.6	19.1	1.9	21.0
Net income and adjusted net income	2.9	5.9	8.9	4.8	12.7	17.5

Note: Certain figures may not add due to rounding and certain comparative figures have been reclassified to conform to the current year presentation

Reconciliation to Adjusted EBITDA for the three and nine months ended September 30, 2020 and 2019

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in $ millions)	2020	2019	2020	2019
Net income (loss) for the period	13.1	(7.7)	2.9	4.8
Adjustments:
Community support provision	0.1	(0.1)	-	(0.2)
Inventory adjustment	-	0.1	-	0.1
Foreign exchange loss, Lindero Mine	2.7	8.3	8.7	10.4
Net finance items	0.4	-	0.9	(0.3)
Depreciation, depletion, and amortization	11.2	11.3	31.8	34.4
Income taxes	15.0	6.2	28.3	19.1
Share of loss from associates	-	-	0.1	0.2
Investment income	-	-	(3.3)	-
Other non-cash items	(0.2)	1.1	(1.6)	1.7
Adjusted EBITDA	42.2	19.2	67.8	70.2

Reconciliation to free cash flow from ongoing operations for the three and nine months ended September 30, 2020 and 2019

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in $ millions)	2020	2019	2020	2019
Net cash provided by operating activities	45.5	18.2	62.1	45.3
Less: Change in long-term receivables	(0.3)	(1.5)	(0.9)	(1.5)
Less: Additions to mineral properties, plant and equipment	(5.6)	(7.2)	(13.8)	(18.2)
Less: Current income tax expense	(15.5)	(5.9)	(25.5)	(24.4)
Add: Income taxes paid	6.0	7.0	22.6	27.0
Free cash flow from ongoing operations[1]	30.1	10.6	44.5	28.2

Note:

1. From ongoing operations including San Jose and Caylloma and excludes Greenfields exploration

The financial statements and MD&A are available on SEDAR and on the Company's website:

https://www.fortunasilver.com/investors/financials/2020/.

Conference call to review third quarter 2020 financial and operational results

A conference call to discuss the financial and operational results will be held on Friday, November 13, 2020 at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/38330 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Friday, November 13, 2020

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.844.369.8770

Dial in number (International): +1.862.298.0840

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 38330

Playback of the conference call will be available until November 27, 2020. Playback of the webcast will be available until November 13, 2021. In addition, a transcript of the call will be archived on the company’s website: https://www.fortunasilver.com/investors/financials/2020/.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with operations in Peru, Mexico and Argentina. Sustainability is integral to all our operations and relationships. We produce silver and gold and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

E: info@fortunasilver.com

Forward looking Statements

This news release contains forward looking statements which constitute "forward looking information" within the meaning of applicable Canadian securities legislation and "forward looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward looking Statements"). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; the future financial or operating performance of the Company; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of gold, silver and other metals; costs of production; and proposed expenditures; the construction of the Lindero mine and the related costs of construction, achieving steady operations and timing of commencement of commercial production; and forecasted production at the Lindero Mine for 2020. Often, but not always, these Forward looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; changes in general economic conditions and financial markets; changes in prices for gold, silver and other metals; fluctuation in foreign exchange rates; any extension of the currency controls in Argentina; technological and operational hazards in Fortuna's mining and mine development activities; delays in commissioning at Lindero; delays in achieving steady production and commencement of commercial production at Lindero; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company's plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company's current mineral resource and reserve estimates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost silver equivalent; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; free cashflow from ongoing operations; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.